Exhibit 99.2

MEDIWOUND LTD.

PROXY FOR THE 2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 19, 2022

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Yaron Meyer and/or Boaz Gur-Lavie and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the ordinary shares of MediWound Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on Friday, June 10, 2022, at the 2022 Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held at the offices of Latham & Watkins LLP, Conference Center, 1271 Avenue of the Americas, New York, New York 10020-1300, at 10:00 a.m. Eastern Daylight Time (EDT) on Tuesday, July 19, 2022, and at any and all adjournments or postponements thereof on the matters listed on the reverse side, which matters are more fully described in the Notice of 2022 Annual General Meeting of Shareholders and Proxy Statement relating to the Meeting.

The undersigned acknowledges receipt of the Notice of 2022 Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any of Proposals 1, 2, 3, 5 or 9, this Proxy will be voted “FOR” such proposal(s). If no direction is made with respect to any of Proposals 4, 6, 7 or 8, the undersigned will be deemed to have abstained from voting on such proposal(s), unless the undersigned confirms on the reverse side whether the undersigned possesses a conflict of interest (referred to as a “personal interest” under the Israeli Companies Law) in the approval of that proposal— in which case this proxy will be voted “FOR” that proposal as well. This proxy will furthermore be voted in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or any and all adjournments or postponements thereof. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

MEDIWOUND LTD.

July 19, 2022

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NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, proxy statement and proxy card
are available at - http://ir.mediwound.com/financial-information/annual-reports

Please date, sign and mail your proxy card in the
envelope provided as soon as possible.

↓Please detach along perforated line and mail in envelope.↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS.

PLEASE SEE THE INSTRUCTIONS BELOW REGARDING ITEMS 4A, 6A, 7A, AND 8A RELATING TO
PROPOSALS 4, 6, 7, AND 8.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR
VOTE IN BLUE OR BLACK INK AS SHOWN HERE ⌧

Directions (Items 4A, 6A, 7A, and 8A)
PLEASE BE CERTAIN TO FILL IN THE BOXES “FOR” EACH OF ITEMS 4A, 6A, 7A, AND 8A OPPOSITE TO CONFIRM THAT YOU ARE NOT A CONTROLLING SHAREHOLDER AND DO NOT HAVE A CONFLICT OF INTEREST (REFERRED TO AS A “PERSONAL INTEREST” UNDER THE ISRAELI COMPANIES LAW) IN THE APPROVAL OF PROPOSALS 4, 6, 7, AND 8, RESPECTIVELY.

If you believe that you, or a related party of yours, has such a conflict of interest, or if you are a controlling shareholder, and you wish to participate in the vote on Proposals 4, 6, 7, and/or 8, you should check the box “AGAINST” Items 4A, 6A, 7A, and/or 8A (as applicable). In that case, your vote will count towards or against the ordinary majority required for the approval of Proposals 4, 6, 7, and/or 8 (as applicable) but will not count towards or against the special majority required for the approval of that/those proposal(s).

IF YOU DO NOT INDICATE WHETHER OR NOT YOU ARE A CONTROLLING SHAREHOLDER AND/OR HAVE A CONFLICT OF INTEREST IN ITEMS 4A, 6A, 7A, AND/OR 8A, YOUR VOTE WILL NOT BE COUNTED AT ALL FOR PROPOSALS 4, 6, 7, AND/OR 8 (AS APPLICABLE).

To change the address on your account, please check the box below and indicate your new address in the space below. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐
		FOR	AGAINST	ABSTAIN
1.	Re-election of the following four incumbent non-external directors:
	(a) Mr. Stephen T. Wills	☐	☐	☐
	(b) Mr. David Fox	☐	☐	☐
	(c) Mr. Assaf Segal	☐	☐	☐
	(d) Dr. Vickie R. Driver	☐	☐	☐
Election of (as a new non-external director):
	(a) Mr. Sharon Malka	☐	☐	☐
2.	Approval of re-appointment of Somekh Chaikin, a member firm of KPMG, as the Company’s independent registered public accounting firm and authorization of the Board to fix its remuneration	☐	☐	☐
3.	Approval of an amendment to the form of indemnification letter to which the Company is party with its current and future directors and executive officers.	☐	☐	☐
4.	Approval of and ratification of the terms of the Company’s renewed Directors and Officers liability insurance policy for the period from April 1, 2022 through March 31, 2023.	☐	☐	☐
4A.	The undersigned hereby confirms that he, she or it is not a controlling shareholder and does not have a conflict of interest in the approval of Proposal 4 [MUST COMPLETE]	☐	☐
5.
Approval of grants of options to purchase 75,000 ordinary shares for the Company’s Executive Chairman of the Board, and options to purchase 37,500 ordinary shares for each of the Company’s other directors.
		☐	☐	☐
6.	Approval of payment of an annual cash bonus to Mr. Sharon Malka, the Company’s outgoing Chief Executive Officer, in respect of his performance in 2021.	☐	☐	☐
6A	The undersigned hereby confirms that he, she or it is not a controlling shareholder and does not have a conflict of interest in the approval of Proposal 6 [MUST COMPLETE]	☐	☐
7.	Approval of the compensation terms of Mr. Ofer Gonen as the Company’s new Chief Executive Officer.	☐	☐	☐
7A.	The undersigned hereby confirms that he, she or it is not a controlling shareholder and does not have a conflict of interest in the approval of Proposal 7 [MUST COMPLETE]	☐	☐
8.	Approval of payment of a cash severance fee to Mr. Sharon Malka, the Company’s outgoing Chief Executive Officer.	☐	☐	☐
8A.	The undersigned hereby confirms that he, she or it is not a controlling shareholder and does not have a conflict of interest in the approval of Proposal 8 [MUST COMPLETE]	☐	☐
9	Approval of active director service terms for Mr. Sharon Malka, the Company’s outgoing Chief Executive Officer.	☐	☐	☐
Signature of shareholder	Date	Signature of shareholder	Date
Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.